September 18, 2006

Gary Florindo
Lightspace Corporation
529 Main Street, Suite 330
Boston, Massachusetts 02129

Re: Lightspace Corporation
Form S-1, Amendment No. 4
File No. 333-131857
Filed September 7, 2006

Dear Mr. Lang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated August 18, 2006.

Use of Proceeds, page 17

1.   Refer to prior comment 2 and your response. Please revise this section to clarify why none of the proceeds of this offering will be applied to repayment of the Immersive Promotions note as explained in your response.

Management's Discussion and Analysis of the Results of Operations and Financial Condition – page 23

Internal Accounting Controls, page 33

2.   Please disclose in greater detail the nature of the weaknesses and reportable conditions identified by your independent auditor. Also revise to disclose the specific steps that you have taken or will take to remediate the weaknesses. In this regard, if these corrective steps has had or is expected to have a material impact on your capital resources, results of operations or liquidity, Management's Discussion and Analysis should describe and quantify the known or expected impact on your financial statements.

Management Compensation, page 40

3.   Refer to prior comment 7 and your response. Since the 15,130 warrants were not issued as part of Mr. Lang's executive compensation, it appears more appropriate to disclose this transaction in the *Certain Relationships and Related Transactions* section rather than in the management compensation section.   Please revise. Briefly state the amount and terms of the loan guarantee and warrant exercise, and the basis for such terms.   If any changes were made to the warrants in connection with the severance agreement so describe.

Lang Note, page 46

4.   Refer to prior comment 4. It is not clear what revisions were made as stated in the second sentence of your response. Please advise.

Principal Stockholders, page 48

5.   Refer to prior comment 11 and your response. If you do not plan to register under Section 12 of the Exchange Act, disclose the resulting implications and the related risks to investors.

Undertakings, page II-6

6.   We reissue prior comment 19.   We note the same typographical error persists.

 Exhibits

7.   Refer to prior comment 20 and your response.   Please confirm that you have reviewed all exhibits to the registration statement to insure they are filed in complete form, except for Exhibit 10.9, for which you have filed an application for confidential treatment.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc. James Kardon, Esq. (Hahn & Hessen)
     VIA TELEFAX (212) 478-7400